					Exhibit 12(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						30-Sep

	2005	2006	2007	2008	2009	2010

Fixed charges, as defined:
Total Interest	$13,555	$19,329	$21,497	$20,982	$16,965	$14,666
Interest applicable to rentals	426	527	407	444	593	749

Total fixed charges, as defined	13,981	19,856	21,904	21,426	17,558	15,415

Preferred dividends, as defined (a)	1,172	2,501	1,745	1,602	1,454	1,372

Combined fixed charges and preferred dividends, as defined	$15,153	$22,357	$23,649	$23,028	$19,012	$16,787

Earnings as defined:

Net Income	$1,250	$5,344	$24,582	$34,947	$31,025	36,868
Add:
Provision for income taxes:
Total	1,790	5,051	13,506	23,052	15,713	15,466
Fixed charges as above	13,981	19,856	21,904	21,426	17,558	15,415

Total earnings, as defined	$17,021	$30,251	$59,992	$79,425	$64,296	$67,749

Ratio of earnings to fixed charges, as defined	1.22	1.52	2.74	3.71	3.66	4.40

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	1.12	1.35	2.54	3.45	3.38	4.04

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.